UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2012
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 13, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: November 14, 2012

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated November 13, 2012

Exhibit 1

Earning Release

ELBIT SYSTEMS REPORTS
THIRD QUARTER 2012 RESULTS

Backlog of orders increased to $5.53 billion;
Revenues at $677 million; Net income at $39.5 million;
 Diluted net earnings per share at $0.95

Haifa, Israel, November 13, 2012 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense electronics company, reported today its consolidated financial results for the third quarter ended September 30, 2012.

In this release, the Company is providing its usual US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors with a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is US- GAAP financial data.

Management Comment:

Joseph Ackerman, President and CEO of Elbit Systems, commented: “I am encouraged by the third quarter results, which reflect improvements in some parameters, resulting in part from our ongoing cost-reduction and cost-effectiveness efforts. Concurrently, the increase in backlog reflects Elbit Systems' long-term strategy achievements in increasing our customer base".
Ackerman added: "We have recently been awarded a number of important projects in Asia- Pacific and Latin America, some in new fields and others in new countries. We will continue to increase our activity in these markets as well as in additional potential growing markets in order to balance the situation in other markets that currently are experiencing decreasing budgets. The third quarter results continue our trend of stability and I believe that Elbit Systems is well positioned and prepared for the challenges ahead”.

Third quarter 2012 results:

Revenues were $677.5 million in the third quarter of 2012, as compared to $663.7 million in the third quarter of 2011. The main contributors to the Company's revenues were the Airborne and C4ISR systems areas of operations.

Gross profit was $191.5 million (28.3% of revenues) in the third quarter of 2012, as compared to $204.1 million (30.8% of revenues) in the third quarter of 2011. The non-GAAP gross profit in the third quarter of 2012 was $196.6 million (29.0% of revenues), compared to $211.6 million (31.9% of revenues) in the third quarter of 2011.

Research and development expenses, net were $50.7 million (7.5% of revenues) in the third quarter of 2012, as compared to $55.5 million (8.4% of revenues) in the third quarter of 2011.

Marketing and selling expenses were $59.0 million (8.7% of revenues) in the third quarter of 2012, as compared to $58.4 million (8.8% of revenues) in the third quarter of 2011.

General and administrative expenses were $32.7 million (4.8% of revenues) in the third quarter of 2012, as compared to $34.0 million (5.1% of revenues) in the third quarter of 2011. This continues the trend of reduction in general and administrative expenses we have experienced over several quarters, partially due to cost cutting and efficiency measures.

Operating Income was $49.0 million (7.2% of revenues), compared to $56.2 million (8.5% of revenues) in the third quarter of 2011. The non-GAAP operating income in the third quarter of 2012 was $61.0 million (9.0% of revenues), as compared to $70.3 million (10.6% of revenues) in the third quarter of 2011.

Financial expenses, net were $5.5 million in the third quarter of 2012, as compared to $3.1 million in the third quarter of 2011.

Earning Release

Taxes on income were $4.9 million (effective tax rate of 11.2%) in the third quarter of 2012, as compared to taxes on income of $9.8 million (effective tax rate of 18.2%) in the third quarter of 2011. The lower effective tax rate in the quarter was attributable mainly to adjustments related to tax positions taken during prior periods and to the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings of affiliated companies and partnerships was $1.0 million (0.2% of revenues) in the third quarter of 2012, as compared to $4.0 million (0.6% of revenues) in the third quarter of 2011.

Net income attributable to non-controlling interests was $0.4 million in the third quarter of 2012, as compared to a net expense of $3.4 million in the third quarter of 2011.

Net income, attributable to the Company's ordinary shareholders, was $39.5 million (5.8% of revenues) in the third quarter of 2012, as compared to $36.5 million (5.5% of revenues) in the third quarter of 2011. The non-GAAP net income in the third quarter of 2012 was $49.4 million (7.3% of revenues), as compared to $56.4 million (8.5% of revenues) in the third quarter of 2011.

Diluted net earnings per share attributable to the Company's ordinary shareholders were $0.95 for the third quarter of 2012, as compared with $0.85 for the third quarter of 2011. The non-GAAP diluted net earnings per share in the third quarter of 2012 were $1.18, as compared to $1.31 in the third quarter of 2011.

The Company’s backlog of orders as of September 30, 2012 was $5,529 million, as compared with $5,465 million as of June 30, 2012 and $5,528 million as of December 31, 2011. Approximately 74% of the backlog relates to orders outside of Israel. Approximately 54% of the Company's backlog as of September 30, 2012 is scheduled to be performed during the fourth quarter of 2012 and in 2013.

Operating cash flow was $61.0 million during the first nine months of 2012, as compared to $11.2 million in the first nine months of 2011.

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made the following adjustments, in each or some of the applicable periods: (1) added back amortization of purchased intangible assets, (2) added back significant reorganization, restructuring and other related expenses, (3) added back impairment of investments, including impairment of auction rate securities, (4) subtracted gain from changes in holdings, including revaluation of the previously held shares at the acquisition date when a business combination is achieved in stages (step-up), (5) added back impairment loss from discontinued operations, (6) excluded the impact of the cessation of a program with a foreign customer and (7) excluded the income tax effects of the foregoing.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures.  Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(U.S. Dollars in millions)

	Nine Months Ended September 30		Three Months Ended September 30		Year Ended December 31
	2012	2011	2012	2011	2011

GAAP gross profit	576.8	590.3	191.4	204.1	732.0
Adjustments:
Amortization of purchased intangible assets	15.6	23.0	5.2	7.5	30.9
Cessation of program (*)	-	-	-	-	72.8
Non-GAAP gross profit	592.4	613.3	196.6	211.6	835.7
Percent of revenues	29.0%	31.0%	29.0%	31.9%	29.7%

GAAP operating income	132.8	149.8	49.0	56.2	115.7
Adjustments:
Amortization of intangible assets	36.2	42.7	12.0	14.1	57.3
Cessation of program (*)	-	-	-	-	72.8
Non-GAAP operating income	169.0	192.5	61.0	70.3	245.8
Percent of revenues	8.3%	9.7%	9.0%	10.6%	8.7%

GAAP net income attributable to Elbit Systems’ shareholders	110.7	103.3	39.5	36.5	90.3
Adjustments:
Amortization of intangible assets	36.2	42.7	12.0	14.1	57.3
Cessation of program (*)	-	-	-	-	72.8
Impairment of investments	-	0.5	-	-	0.5
Gain from changes in holdings	(2.3)	-	-	-	-
Loss from discontinued operations, net	0.3	9.3	0.1	9.0	9.4
Related tax benefits	(6.5)	(9.8)	(2.2)	(3.2)	(23.7)
Non-GAAP net income attributable to Elbit Systems’ shareholders	138.4	146.0	49.4	56.4	206.6
Percent of revenues	6.8%	7.4%	7.3%	8.5%	7.3%

Non-GAAP diluted net EPS	3.26	3.38	1.18	1.31	4.80

(*)	Adjustment of expenses related to cessation of program, which resulted in write-off of inventories and other related costs.

Recent Events:

On August 13, 2012, the Company announced that the Company's Board of Directors accepted the request of Joseph Ackerman, the Company's President and CEO, to retire from his position on March 31, 2013, and the Board confirmed the appointment of Bezhalel (Butzi) Machlis as his successor.

On September 10, 2012, the Company announced that TOR - Advanced Flight Training, its partnership with Israel Aerospace Industries Ltd. established in order to perform the Israeli Air Force's future trainer program, reached an agreement with the Israel Ministry of Defense regarding a contract in a total amount of approximately $603 million. The Company's share in this contract is valued at $420 million of which approximately $110 million will be preformed over three years, and approximately $310 million will be preformed over approximately twenty years.

On September 13, 2012, the Company announced that its Brazilian subsidiary AEL Sistemas S.A. was awarded an initial production order valued at $15 million as part of the Guarani Project.

On September 23, 2012, the Company announced that it was awarded a contract valued at $18.5 million for the establishment of a Mission Training Center (MTC) for fighter aircraft of a Latin American Air Force.

On October 2, 2012, the Company announced that it was awarded a contract from the Australian Defense Force for the supply of Battle Management Systems (BMS) for the Royal Australian Navy's landing craft.

Earning Release

On October 14, 2012, the Company announced that it was awarded two contracts from a Far Eastern country to supply defense systems at a total value of approximately $50 million.

On October 21, 2012, the Company announced that Elbit Systems of America, LLC, a wholly-owned subsidiary of Elbit Systems, was awarded a $17.5 million contract by The Boeing Company to redesign and upgrade the Apache Block III AH-64D Mission Processor over a five-year period.

On October 24, 2012, the Company announced that Ares Aeroespacial e Defesa S.A., its Brazilian subsidiary, was awarded an initial production order valued at approximately $25 million to supply 12.7/7.62mm Remote Controlled Weapon Stations (RCWS) to the Brazilian Army.

On November 8, 2012, the Company announced that its subsidiary, Elbit Systems Electro-Optics - Elop Ltd., was compelled to file a lawsuit, in the amount of approximately $74 million, against the Government of Israel, for damages and expenses caused in connection with the cancellation of export licenses for a project of a foreign customer.

Dividend:

The Board of Directors declared a dividend of $0.30 per share for the third quarter of 2012. The dividend’s record date is November 20, 2012, and the dividend will be paid on December 3, 2012, net of taxes and levies, at the rate of 25%.

Conference Call:

The Company will also be hosting a conference call later today, November 13, 2012 at 10:00am Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 407 2553
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0644
INTERNATIONAL Dial-in Number:  +972 3 918 0644

At 10:00am Eastern Time; 7:00am Pacific Time; 3:00pm UK Time; 5:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 782 4291 (US) or +972 3 925 5904 (Israel and International).

Earning Release

About Elbit Systems:

Elbit Systems Ltd. is an international defense Electronics Company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Attachments:

Consolidated balance sheet
Consolidated statements of income
Condensed consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	September 30,	December 31,
	2012	2011
	Unaudited	Audited

Assets

Current assets:
Cash and cash equivalents	144,929	202,577
Short-term bank deposits and available for sale securities	74,369	21,693
Trade and unbilled receivables, net	695,420	669,524
Other receivables and prepaid expenses	158,181	180,024
Inventories, net of customers advances	782,985	761,269
Total current assets	1,855,884	1,835,087

Investments in affiliated companies, partnership and other companies	117,622	110,159
Long-term trade and unbilled receivables	173,187	162,762
Long-term bank deposits and other receivables	7,382	12,215
Deferred income taxes, net	33,483	36,130
Severance pay fund	287,062	283,477
	618,736	604,743

Property, plant and equipment, net	504,802	517,608
Goodwill and other intangible assets, net	728,228	763,072
Total assets	3,707,650	3,720,510

Liabilities and Equity

Short-term bank credits and loans	-	2,998
Current maturities of long-term loans and Series A Notes	139,811	127,627
Trade payables	240,445	316,264
Other payables and accrued expenses	717,066	743,866
Customer advances in excess of costs incurred on contracts in progress	408,464	407,222
	1,505,786	1,597,977

Long-term loans, net of current maturities	174,722	302,255
Series A Notes, net of current maturities	387,468	235,319
Employee benefit liabilities	384,699	394,115
Deferred income taxes and tax liabilities, net	50,358	48,467
Customer advances in excess of costs incurred on contracts in progress	153,158	154,696
Other long-term liabilities	66,682	59,961
	1,217,087	1,194,813

Elbit Systems Ltd.'s equity	952,880	898,337
Non-controlling interests	31,897	29,383
Total equity	984,777	927,720
Total liabilities and equity	3,707,650	3,720,510

Earning Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of U.S. Dollars, except for share and per share amounts)

	Nine Months Ended		Three Months Ended		Year Ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	Unaudited				Audited
Revenues	2,044,690	1,975,602	677,470	663,712	2,817,465
Cost of revenues	1,467,863	1,385,287	486,023	459,577	2,085,451
Gross profit	576,827	590,315	191,447	204,135	732,014

Operating expenses:
Research and development, net	165,114	165,136	50,703	55,533	241,092
Marketing and selling	180,325	170,829	59,044	58,401	235,909
General and administrative	98,580	104,587	32,677	33,992	139,349
	444,019	440,552	142,424	147,926	616,350

Operating income	132,808	149,763	49,023	56,209	115,664

Financial expenses, net	(15,524)	(23,120)	(5,456)	(3,108)	(13,569)
ther income, net	76	1,355	260	981	1,909
Income before income taxes	117,360	127,998	43,827	54,082	104,004
Taxes on income	14,203	20,565	4,890	9,846	13,624
	103,157	107,433	38,937	44,236	90,380

Equity in net earnings of affiliated companies and partnership	8,866	10,626	1,049	4,025	15,377
Income from continuing operations	112,023	118,059	39,986	48,261	105,757
Loss from discontinued operations, net	(519)	(15,630)	(93)	(15,180)	(15,977)
Net income	111,504	102,429	39,893	33,081	89,780

Less: net loss (income) attributable to non-controlling interests	(835)	901	(369)	3,425	508
Net income attributable to Elbit Systems Ltd.'s shareholders	110,669	103,330	39,524	36,506	90,288

Earnings per share attributable to Elbit Systems Ltd.'s ordinary shareholders:
Basic net earnings per share
Continuing operations	2.63	2.63	0.95	1.06	2.33
Discontinued operations	(0.01)	(0.22)	(0.00)	(0.21)	(0.22)
Total	2.62	2.41	0.95	0.85	2.11
Diluted net earnings per share
Continuing operations	2.62	2.61	0.95	1.06	2.31
Discontinued operations	(0.01)	(0.22)	(0.00)	(0.21)	(0.22)
Total	2.61	2.39	0.95	0.85	2.09
Weighted average number of shares used in
Computation of basic earnings per share	42,296	42,774	41,693	42,809	42,764
Weighted average number of shares used in
Computation of diluted earnings per share	42,374	43,179	41,693	43,074	43,131

Amounts attributable to Elbit Systems Ltd.'s common shareholders
Income from continuing operations, net of income tax	110,977	112,614	39,579	45,523	99,778
Discontinued operations, net of income tax	(308)	(9,284)	(55)	(9,017)	(9,490)
Net income attributable to Elbit Systems Ltd.'s shareholders	110,669	103,330	39,524	36,506	90,288

Earning Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of U.S. Dollars)

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2012	2011	2011
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	111,504	102,429	89,780
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	103,300	112,007	150,618
Write-off impairment and discontinued operations, net	519	15,630	15,977
Stock based compensation	494	831	1,996
Amortization of Series A Notes discount and related issuance costs	1,215	330	422
Deferred income taxes and reserve, net	5,485	(12,183)	(8,777)
Gain on sale of property, plant and equipment	(556)	(1,088)	(1,645)
Loss (gain) on sale of investment	(994)	520	2,189
Equity in net loss (earnings) of affiliated companies and partnership, net of dividend received(*)	(2,454)	3,679	(270)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables and prepaid expenses	(17,442)	(76,827)	(65,062)
Increase in inventories, net	(21,716)	(123,555)	(95,363)
Increase (decrease) in trade payables, other payables and accrued expenses	(105,834)	(68,129)	17,225
Severance, pension and termination indemnities, net	(12,176)	(5,056)	1,879
Increase (decrease) in advances received from customers	(296)	62,594	81,946
Net cash provided by operating activities	61,049	11,182	190,915

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(59,753)	(92,484)	(121,977)
Acquisition of subsidiaries and business operations	-	(12,173)	(12,173)
Investments in affiliated companies and other companies	(507)	(13,401)	(13,555)
Proceeds from sale of property, plant and equipment	6,106	11,232	15,059
Proceeds from sale of investments	705	-	329
Investment in long-term deposits, net	184	23,102	39,787
Investment in short-term deposits and available for sale securities	(49,008)	36,347	37,464
Net cash used in investing activities	(102,273)	(47,377)	(55,066)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	739	2,974	3,833
Purchase of non-controlling interests	-	(71,000)	(71,000)
Repayment of long-term loans	(195,624)	(66,930)	(73,666)
Proceeds from long-term loans	53,038	139,893	172,303
Proceeds from issuance of Series A Notes	246,000	-	-
Purchase of treasury shares	(26,006)	-	(10,101)
Repayment of Series A Notes and convertible debentures	(53,530)	(29,998)	(29,998)
Purchase of convertible debentures of a subsidiary	-	(2,121)	(2,121)
Dividends paid	(38,043)	(46,235)	(61,633)
Tax benefit in respect of options exercised	-	-	169
Change in short- term bank credit and loan, net	(2,998)	49,782	(12,117)
Net cash used in financing activities	(16,424)	(23,635)	(84,331)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(57,648)	(59,830)	51,518
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	202,577	151,059	151,059
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	144,929	91,229	202,577
* Dividend received from affiliated companies and partnership	6,412	14,107	15,107

Earning Release

ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

CONSOLIDATED REVENUES BY AREAS OF OPERATION:

	Nine Months Ended September 30				Three Months Ended September 30
	2012		2011		2012		2011
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	793.5	38.8	695.2	35.2	267.9	39.5	235.6	35.4
Land systems	264.3	12.9	284.1	14.4	105.5	15.6	100.9	15.2
C4ISR systems	676.7	33.1	704.7	35.7	197.8	29.2	235.4	35.5
Electro-optics	211.5	10.4	197.9	10.0	66.8	9.9	60.8	9.2
Other (mainly non-defense engineering and production services)	98.7	4.8	93.7	4.7	39.5	5.8	31.0	4.7
Total	2,044.7	100	1,975.6	100	677.5	100	663.7	100

CONSOLIDATED REVENUES BY GEOGRAPHICAL REGIONS:

	Nine Months Ended September 30				Three Months Ended September 30
	2012		2011		2012		2011
	$ millions	%	$ millions	%	$ millions	%	$ millions	%

Israel	355.4	17.4	511.4	25.9	104.8	15.5	155.5	23.4
United States	642.1	31.4	652.1	33.0	229.0	33.8	225.0	33.9
Europe	367.0	18.0	352.9	17.9	125.6	18.5	111.9	16.9
Other countries	680.2	33.2	459.2	23.2	218.1	32.2	171.3	25.8
Total	2,044.7	100	1,975.6	100	677.5	100	663.7	100